Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 20 March 2023

NOTICE OF ANNUAL GENERAL MEETING 2023

In accordance with the Listing Rules, please see attached the following announcements relating to the above, for release to the market:

•	Notice of Annual General Meeting 2023

•	Voting Form

•	Letter to Shareholders

Contacts:

INVESTORS	MEDIA

Matthew Turnbull	Christine Forster
M: +1 (713) 448-0956	M: +61 484 112 469
M: +61 410 471 079	E: christine.forster@woodside.com

Sarah Peyman
M: +61 457 513 249

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

NOTICE OF ANNUAL GENERAL MEETING 10.00AM (AWST) FRIDAY, 28 APRIL 2023

Shareholder Letter Dear Shareholder 2023 Annual General Meeting The 2023 Annual General Meeting of Woodside Energy Group Ltd is scheduled to be held on Friday, 28 April 2023 at 10.00am (AWST) at the Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia and online at https://web.lumiagm.com/333232445. Woodside’s Annual General Meeting is an important event in our corporate calendar as it provides the Board with an opportunity to engage with shareholders. If you are unable to attend the meeting, you may register your voting instructions electronically on the website of Woodside’s share registry at www.investorvote.com.au. Alternatively, you may contact Computershare on 1300 558 507 (within Australia) or +61 3 9415 4632 (outside Australia) to obtain a hard copy Voting Form which will be mailed to you. To be valid, your Voting Form or electronic voting instructions must be received by 10.00am (AWST) on Wednesday, 26 April 2023. We encourage shareholders to lodge questions in advance of the meeting by emailing questions to secretariat@woodside.com by 5.00pm (AWST) on Thursday, 20 April 2023. The Chair’s address during the meeting will cover as many of the most frequently raised questions as possible. The Chair’s address will be lodged with the ASX prior to the meeting. Shareholders and proxyholders can watch, vote, make comments and ask questions during the Annual General Meeting in real time via the online platform at: https://web.lumiagm.com/333232445. An archive version of the webcast will also be made available on Woodside’s website for later viewing. Please note that food and refreshments will not be served at the Annual General Meeting. The health of the Company’s shareholders, employees and other meeting attendees is of paramount importance. We ask that you do not attend the Annual General Meeting in person if you feel unwell. Other restrictions and precautionary measures may also be imposed on attendance if necessary, including limiting or refusing entry to visitors and other attendees. Accordingly, all shareholders are encouraged to submit written questions in advance of the meeting and to lodge a direct vote or directed proxy, even if they plan to attend the meeting in person. If it becomes necessary or appropriate to make alternative arrangements for the meeting, we will give shareholders as much notice as possible and will provide further information on the ASX market announcements platform and Woodside’s website www.woodside.com. Bags larger than A4 size are not permitted in the meeting. All bags will be subject to a security search. A copy of the Annual Report 2022 is available from the Company’s website at www.woodside.com/investors. The Sustainable Development Report 2022 and Climate Report 2022 are also available from the Company’s website. Your directors and the management of Woodside look forward to providing an update on Woodside’s activities at the Annual General Meeting. Should you require any further information, please call our office on +61 8 9348 4000. Yours sincerely, WOODSIDE ENERGY GROUP LTD By order of the Board Warren Baillie Company Secretary 20 March 2023 Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 3

Notice of Annual General Meeting Notice is given that the 2023 Annual General Meeting of shareholders of Woodside Energy Group Ltd (Company) will be held on Friday, 28 April 2023 at 10.00am (AWST). Shareholders are invited to attend the Annual General Meeting at the Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia and online at https://web.lumiagm.com/333232445. 1. Financial Statements and Reports 5. Non-Executive Directors’ Remuneration To receive and consider the Financial Report of the Company To consider and if thought fit pass as an ordinary resolution: and the reports of the directors and auditor for the year ended That approval is given for all purposes, including Rule 64 of 31 December 2022. the Constitution and ASX Listing Rule 10.17, for the aggregate 2. Election and Re-election of Directors amount of remuneration that may be paid to the Company’s non-executive directors in any financial year to be increased by To consider and if thought fit to pass as separate ordinary A$425,000, from A$4,250,000.00 to A$4,675,000.00. resolutions: a. Mr Ian Macfarlane is re-elected as a director 6. Resolutions requisitioned by groups of b. Mr Larry Archibald is re-elected as a director shareholders c. Ms Swee Chen Goh is re-elected as a director Under section 249N of the Corporations Act 2001 (Cth) d. Mr Arnaud Breuillac is elected as a director, and (Corporations Act), resolutions 6(a) and 6(b) have been requisitioned by a group of shareholders holding approximately e. Ms Angela Minas is elected as a director. 0.002% of the Company’s ordinary shares on issue. 3. Remuneration Report The following resolutions 6(a) and 6(b) are NOT SUPPORTED To consider and if thought fit to pass as an ordinary resolution: by the Board: The Remuneration Report for the year ended 31 December 2022 6(a) – Amendment to the Constitution is adopted. To consider and if thought fit pass the following resolution as a special resolution: Note: The vote on this resolution is advisory only and does not bind the directors or the Company. “To amend the constitution to insert the following new clause 43A: “The Company in general meeting may by ordinary 4. Approval of Grant of Executive Incentive resolution express an opinion or request information about the Scheme Awards to CEO & Managing Director way in which a power of the Company partially or exclusively vested in the Directors has been or should be exercised. However, To consider and if thought fit to pass as an ordinary resolution: such a resolution must relate to a material risk as identified by That approval is given for the purposes of ASX Listing Rule the Company and cannot either advocate action that would 10.14 and for all other purposes, for the grant of Restricted violate any law or relate to any personal claim or grievance. Such Shares and Performance Rights to the Chief Executive Officer a resolution is advisory only and does not bind the Directors or and Managing Director, Ms Meg O’Neill, on the terms set out in the Company.” the Explanatory Notes. Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 4

6(b) – Capital Protection Plans and provisions for supporting staff to transition to future Subject to and conditional on Item 6(a) being passed by employment following oil and gas asset closures; and the required majority, to consider and if thought fit pass the Details of how remaining value in the company’s oil and gas following resolution as an ordinary resolution: assets will be redeployed or returned to investors.” “Shareholders note the company’s support for the climate Voting restrictions goals of the Paris Agreement,1 along with the publication of Voting restrictions apply to the resolutions in Items 3, 4 and 5. the International Energy Agency’s Net Zero Emissions by 2050 Further details of these restrictions are set out on page 16 of the Scenario,2 and the Climate Action 100+ company assessment.3 Explanatory Notes, which form part of this Notice of Meeting. Shareholders therefore request the company disclose, in Yours sincerely subsequent annual reporting, information that demonstrates WOODSIDE ENERGY GROUP LTD how the company’s capital allocation to oil and gas assets will align with a scenario in which global energy emissions reach net zero by 2050, facilitating the efficient managing down of these assets. This information should include: Warren Baillie Production guidance for the lifetime of the company’s oil and Company Secretary gas assets; 20 March 2023 Plans and capital expenditure expectations for decommissioning and rehabilitating oil and gas asset sites; 1.
www.woodside.com/docs/default-source/about-us-documents/corporate-governance/woodside-policies-and-code-of-conduct/climate-change-policy.pdf 2.
www.iea.org/reports/net-zero-by-2050 3.
www.climateaction100.org/company/woodside-energy/ Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 5

Explanatory Notes

These Explanatory Notes form part of this Notice of Annual General Meeting and should be read in conjunction with it.

Resolutions 2, 3, 4, 5 and 6(b) are ordinary resolutions. Ordinary resolutions require a simple majority of votes cast by shareholders entitled to vote on the resolution.

Resolution 6(a) is a special resolution which requires a majority of at least 75% of votes cast by shareholders entitled to vote on the resolution. Resolution 6(b) is a contingent resolution and will only be put to the meeting if Resolution 6(a) passes by the required majority.

Unless the context otherwise requires, terms which are defined in the Explanatory Notes have the same meaning when used elsewhere in this Notice of Annual General Meeting.

Item 1. Financial Statements and Reports

The Corporations Act requires the Company to lay its Financial Report and the reports of the directors and auditor for the last financial year before the Annual General Meeting.

No resolution is required for this item, but shareholders as a whole will be given a reasonable opportunity to ask questions and to make comments on the reports and the management and performance of the Company.

The Company's auditor will also be present at the meeting and shareholders as a whole will be given a reasonable opportunity to ask the auditor questions about the conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted by the Company and the independence of the auditor.

The Annual Report 2022 is available on the Company's website at **woodside.com**

Item 2. Election and Re-election of Directors

Items 2(a), (b) and (c) seek approval for the re-election of Mr Macfarlane, Mr Archibald and Ms Goh who are retiring by rotation under Rule 75(a) of the Company's Constitution. This rule states that a director must retire from office at the third Annual General Meeting after the director was elected or most recently re-elected. Mr Macfarlane, Mr Archibald and Ms Goh are eligible for election under Rule 75(c) and they each offer themselves for re-election as a director of the Company.

Item 2(d) seeks approval for the election of Mr Breuillac who was appointed to the Board since the last Annual General Meeting under Rule 63. Mr Breuillac is eligible for election under Rule 75(c) and offers himself for election as a director of the Company.

Item 2(e) seeks approval for the election of Ms Minas, who has been recommended by the Board for election as a director by shareholders at the Annual General Meeting under Rule 75(c). If Ms Minas is elected, her election will take effect at the conclusion of the Annual General Meeting.

As announced on 8 March 2023, Dr Sarah Ryan and Dr Christopher Haynes will be retiring from the Board at the conclusion of the Annual General Meeting.

Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 6

Item 2(a). Ian Macfarlane

Former Australian Federal Minister, FAICD

Mr Macfarlane has been a non-executive director since November 2016. He is a member of the Human Resources & Compensation, Sustainability and Nominations & Governance Committees. Mr Macfarlane is an independent director.

Mr Macfarlane was Australia's longest serving Federal Resources and Energy Minister and the Coalition's longest serving Federal Industry and Innovation Minister with over 14 years of experience in both Cabinet and shadow ministerial positions. Before entering politics, Mr Macfarlane's experience included agriculture and being President of the Queensland Graingrowers Association from 1991 to 1998 and the Grains Council of Australia from 1994 to 1996.

Mr Macfarlane is the Chief Executive of the Queensland Resources Council, the Chair of the Innovative Manufacturing Co-operative Research Centre and a director of CSIRO and Sovereign Manufacturing Automation for Composites Cooperative Research Centre.

Mr Macfarlane has reconfirmed that he has sufficient time to meet his responsibilities as a director of Woodside.

Following the annual review of the performance of directors conducted by the Board, the Board (excluding Mr Macfarlane) recommends the re-election of Mr Macfarlane as a director of the Company, because of Mr Macfarlane's contribution to the Board through his significant experience in the energy and resources sector.



Item 2(b). Larry Archibald

BSc (Geosciences), BA (Geology), MBA

Mr Archibald has been a non-executive director since February 2017. He is a member of the Audit & Risk, Sustainability and Nominations & Governance Committees. Mr Archibald is an independent director.

Mr Archibald spent eight years in senior positions at ConocoPhillips including Senior Vice President, Business Development and Exploration, and Senior Vice President, Exploration. Prior to this, Mr Archibald's experience includes 29 years at Amoco from 1980 to 1998 and BP from 1998 to 2008, in various positions including leadership of exploration programs covering many world regions. Mr Archibald is currently Chair of the University of Arizona Geosciences Advisory Board.

Mr Archibald has reconfirmed that he has sufficient time to meet his responsibilities as a director of Woodside.

Following the annual review of the performance of directors conducted by the Board, the Board (excluding Mr Archibald) recommends the re-election of Mr Archibald as a director of the Company. The Board believes Mr Archibald's extensive international business experience and demonstrated commitment remain valuable to the Board.



Item 2(c). Swee Chen Goh

BSc (Information Science), MBA

Ms Goh has been a non-executive director since January 2020. She is a member of the Human Resources & Compensation, Sustainability and Nominations & Governance Committees. Ms Goh is an independent director.

Ms Goh joined Shell in 2003 and retired as Chairperson of the Shell companies in Singapore in January 2019. Ms Goh served on the boards of a number of Shell joint ventures in China, Korea and Saudi Arabia, and has extensive board and governance experience. Prior to joining Shell, Ms Goh worked at Procter & Gamble and IBM. Ms Goh has gained significant experience in a diverse range of industries, including oil and gas, consumer goods and IT.

Ms Goh is currently Chair of the Singapore Institute for Human Resource Professionals, the National Arts Council Singapore and Nanyang Technological University. Ms Goh is also a director of Carbon Solutions Holdings Pte Ltd, Carbon Solutions Investments Pte Ltd, Carbon Solutions Platform Pte Ltd, Carbon Solutions Services Pte Ltd, JTC Corporation, Resilience Collective Ltd, Singapore Airlines Ltd and Singapore Power Ltd.

Ms Goh has reconfirmed that she has sufficient time to meet her responsibilities as a director of Woodside.

Following the annual review of the performance of directors conducted by the Board, the Board (excluding Ms Goh) recommends the re-election of Ms Goh as a director of the Company. The Board believes Ms Goh's extensive international business experience and demonstrated commitment remain valuable to the Board.

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Woodside Energy Group Ltd | 7

Item 2(d). Arnaud Breuillac

MSc Engineering

Mr Breuillac joined the Board as a non-executive director on 8 March 2023. He is a member of the Human Resources & Compensation, Sustainability and Nominations & Governance Committees. The Board considers that, if elected, Mr Breuillac will be an independent director.

Mr Breuillac is a graduate of French engineering school École Centrale de Lyon. Mr Breuillac has had a forty-year tenure with major global energy player, TotalEnergies, holding positions across the Middle East, continental Europe and central Asia before retiring from his role as President Exploration & Production at the end of 2021 after seven years in the seat.

Mr Breuillac holds directorships on the boards of UK-based Trident Energy Ltd and French underground hydrocarbon products storage facility operator, Géosel Manosque SAS.

Prior to his appointment, appropriate checks were taken into Mr Breuillac's background, experience and suitability.

Given his deep understanding of the energy transition and the corresponding role of energy suppliers through this period and beyond, the Board considers that Mr Breuillac brings a wealth of relevant experience and invaluable leadership insights.

Mr Breuillac has confirmed that he has sufficient time to meet his responsibilities as a director of Woodside.

For the reasons set out above, the Board (excluding Mr Breuillac) recommends the election of Mr Breuillac as a director of the Company.



Item 2(e). Angela Minas

MBA Finance, BA Managerial Studies

If elected at the 2023 Annual General Meeting, Ms Minas will join the Woodside Board as a non-executive director and will be appointed as a member of the Audit & Risk, Sustainability and Nominations & Governance Committees. The Board considers that, if elected, Ms Minas will be an independent director.

Ms Minas is an experienced finance executive with strong capital market experience and broad exposure to the energy and natural resources spectrum, including exploration and production, midstream, oilfield services, petrochemicals, mining and basic materials.

Ms Minas holds directorships on the boards of natural gas storage gathering, processing and storage business Crestwood Equity Partners L.P. (NYSE:CEQP), multinational manufacturing group Vallourec S.A. (EN:VK), and ethylene production facilities operator Westlake Chemical Partners (NYSE:WLKP) (tenure ending by April 2023).

Prior to the Board recommending Ms Minas' appointment as a director, appropriate checks were taken into her background, experience and suitability.

The Board considers that Ms Minas will provide an important contribution to the Board given her extensive experience in regulated industries internationally and her impressive background in finance, risk and compliance (including in US Sarbanes-Oxley Act (SOX) financial reporting compliance), performance management, business transformation and mergers and acquisitions. These attributes will complement the Board's existing mix of skills and experience at an important time in Woodside's history.

Ms Minas has confirmed that, if appointed, she has sufficient time to meet her responsibilities as a director of Woodside.

For the reasons set out above, the Board (excluding Ms Minas) recommends the election of Ms Minas as a director of the Company.

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Woodside Energy Group Ltd | 8

Item 3. Remuneration Report

A resolution for adoption of the Remuneration Report is required to be considered and voted on in accordance with the Corporations Act.

The Remuneration Report details the Company's policy on the remuneration of non-executive directors, the CEO and other senior executives and is set out on pages 75-98 of the Annual Report 2022, which is available on the Company's website at www.woodside.com.

The vote on the adoption of the Remuneration Report resolution is advisory only and does not bind the directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the remuneration practices and policies of the Company.

Shareholders as a whole will be given a reasonable opportunity to ask questions and to make comments on the Remuneration Report.

The Board recommends that shareholders vote in favour of adopting the 2022 Remuneration Report.

Item 4. Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director

The Company is seeking shareholder approval for the proposed grants of Restricted Shares and Performance Rights to the CEO under the Woodside Executive Incentive Scheme (EIS). The EIS remunerates executives (including the CEO) for delivering results against measurable criteria aimed at safe, efficient operations; delivery of new projects and an effective financial structure. The EIS delivers an award to executives which is linked to annual individual and corporate performance, and is designed to be simple and transparent.

The Restricted Shares and Performance Rights proposed to be granted to Ms O'Neill under Item 4 form part of her remuneration for 2022.

Why is shareholder approval being sought?

ASX Listing Rule 10.14 requires that shareholder approval be obtained for the acquisition of securities by a director under an employee incentive scheme. Ms O'Neill is covered by ASX Listing Rule 10.14.1 because she is the Managing Director of the Company.

Shareholder approval is only required under ASX Listing Rule 10.14 if new shares may be issued to a director and not if shares are required to be purchased on-market. The Company's usual practice is to purchase shares on-market for the purposes of allocating Restricted Shares and to satisfy the vesting of any Performance Rights that vest.

However, shareholder approval is sought in the interests of transparency and good governance, and to preserve the flexibility for the Board to determine whether shares allocated to Ms O'Neill under the EIS will be purchased on-market or issued.

Structure of CEO's remuneration at Woodside

The structure of CEO remuneration at the Company is a combination of:

- Fixed annual reward (FAR), and
- Variable annual reward (VAR), which is delivered under the EIS.

The CEO's VAR is based on performance against Woodside's Corporate Scorecard and her individual key performance indicators (KPIs) for the performance year and the Board has a discretion to make adjustments that it considers appropriate.

For 2022, the Board determined to award Ms O'Neill a VAR of A$7,613,000 which represents 88.1% of maximum EIS opportunity. Details of the Corporate Scorecard outcomes, KPIs that applied to Ms O'Neill's VAR for 2022 and the performance achieved against these KPIs, are detailed in the Remuneration Report. The CEO's individual performance is shown in Table 4 set out on page 86 of the Remuneration Report.

Following completion of the merger with BHP's petroleum business, the Board conducted a review of CEO and Senior Executive remuneration. The review was based on benchmarking data against a defined peer group and with consideration of organisation size and structure following the merger. As a result of the Board's review, changes were made within the structure of the EIS, with the new structure applied to the CEO in respect of the period from 1 June 2022 to 31 December 2022. Further information about those changes are detailed in the 2022 Remuneration Report.

Following the Board's performance assessment, the VAR outcome is determined and the award is delivered in different components, as set out in the following table:

	CEO 1 January to 31 May 2022	**CEO 1 June to 31 December 2022**
Performance Rights[1] Subject to a five-year performance period with a RTSR test five years after the date of allocation	30%	30%
Restricted Shares[1] Subject to a five-year deferral period	30%	30%
Restricted Shares[1] Subject to a four-year deferral period	0%	10%
Restricted Shares[1] Subject to a three-year deferral period	27.5%	10%
Cash Payable following the end of the performance year	**12.5%**	**20%**

1. Allocated using a face value methodology.

Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 9

Approval is being sought under Item 4 for the grant of the Performance Rights and Restricted Shares components of Ms O'Neill's VAR for 2022.

The structure of the EIS awards has been designed to deliver three key objectives: executive engagement, alignment with the shareholder experience and strategic fit. The VAR aligns shareholder and executive remuneration outcomes by ensuring a significant portion of CEO remuneration is at risk, while rewarding performance.

Ms O'Neill's total remuneration package for 2023 is set out below:

FAR (inclusive of superannuation)	A$2,400,000
VAR	Target opportunity is 280% of FAR. The CEO can receive up to a maximum of 420% of FAR, subject to performance

Restricted Shares proposed to be granted to Ms O'Neill

As shown in the table above, 57.5% of Ms O'Neill's 2022 VAR for the period 1 January to 31 May 2022 and 50% of Ms O'Neill's VAR for the period 1 June 2022 to 31 December 2022 (equaling A$3,987,025) is proposed to be delivered in the form of Restricted Shares, subject to either a three, four or five year deferral period. The deferral period for each tranche commences from the allocation date following the Annual General Meeting. A service condition applies during the deferral period and there are no further performance conditions attached to these awards.

It is proposed that Ms O'Neill will receive 111,747 Restricted Shares. Each Restricted Share is a fully paid ordinary share in Woodside that is subject to a service condition during the deferral period. As the Restricted Shares are part of Ms O'Neill's remuneration, no amount is payable on the grant or vesting of a Restricted Share.

This element creates a strong retention proposition for the CEO as vesting is subject to employment not being terminated with cause or by resignation during the deferral period. The deferral ensures that awards remain subject to fluctuations in share price across the three and five-year periods, which is intended to reflect the sustainability of performance over the medium-term and long-term and to support increased alignment between executives and shareholders.

The Company has decided to grant Ms O'Neill Restricted Shares for the deferred component of the VAR because they align her interests with the interests of shareholders by creating an ownership interest in shares and provide her with an opportunity to receive dividends.

Performance Rights proposed to be granted to Ms O'Neill

Thirty percent (30%) of Ms O'Neill's VAR will be delivered in the form of Performance Rights (equaling A$2,283,900). It is proposed that Ms O'Neill will be granted 64,013 Performance Rights as the long-term component of her VAR.

Each Performance Right provides Ms O'Neill with the opportunity to receive a fully paid ordinary share in Woodside, provided certain vesting conditions are met. As the Performance Rights are part of Ms O'Neill's remuneration, no amount is payable on the grant of Performance Rights or on allocation of shares if Performance Rights vest. The Board retains discretion to make a cash equivalent payment in lieu of an allocation of shares.

The Company has decided to grant Ms O'Neill Performance Rights because they create share price alignment between Ms O'Neill and shareholders but do not provide the full benefits of share ownership (such as dividend and voting rights) unless the Performance Rights vest.

Vesting conditions applying to the Performance Rights

The Performance Rights will have a performance period, commencing from the allocation date following the Annual General Meeting. The Performance Rights are divided into two components as follows:

- One third of the Performance Rights are subject to a relative total shareholder return (RTSR) performance condition, which will be tested against the total shareholder return (TSR) over the performance period of companies that comprised the ASX50 as at 1 December 2022, and
- The remaining two-thirds of the Performance Rights are subject to an RTSR performance condition, which will be tested against the TSR over the performance period of the following group of international oil and gas companies:

International oil and gas comparator (weighted at 67%)

APA Corporation (previously Apache Corporation)	Equinor ASA
Canadian Natural Resources	Hess Corporation
ConocoPhillips	Inpex Corporation
Coterra Energy	Marathon Oil Company
Devon Energy	Occidental Petroleum
ENI S.p.A	Santos Ltd
EOG Resources	

The Board has discretion to vary the peer groups, including to take into account events that occur prior to vesting (for example, takeovers, mergers or de-mergers).

Performance is tested after five years as the Company operates in a capital intensive industry with long investment timelines.

It is imperative that executives take decisions in the long-term interest of shareholders, focused on value creation across the commodity price cycles of the oil and gas industry. The Board's view is that RTSR is the best measure of long-term value creation across the commodity price cycle of our industry.

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Woodside Energy Group Ltd | 10

Each component is separately tested. The percentage of Performance Rights in each component that vest will depend on the following vesting schedule:

RTSR performance hurdle vesting

Woodside RTSR percentile position within peer group	Vesting of Performance Rights
Less than 50th percentile	No vesting
Equal to 50th percentile	50% vest
Between the 50th and 75th percentile	Vesting on a pro-rata basis
Equal to or greater than 75th percentile	100% vest

RTSR outcomes are calculated by an external adviser following the end of the performance period. Any Performance Rights that do not vest will lapse and are not retested.

The decision to vest the Performance Rights is subject to the overriding discretion of the Board, which may adjust outcomes if appropriate, including to better reflect shareholder expectations or management performance.

Other terms of the Restricted Shares and Performance Rights

The following table summarises the key terms that apply to the components of VAR delivered as equity to Ms O'Neill:

Key EIS features

Allocation methodology	Restricted Shares and Performance Rights are allocated using a face value allocation methodology. The number of Restricted Shares and Performance Rights has been calculated by dividing the value of the respective components by the volume weighted average price (VWAP) of the Company's shares traded on each trading day in December 2022 (being approximately A$35.68).
Dividends and voting rights	Ms O'Neill is entitled to receive dividends on Restricted Shares and exercise voting rights. No dividends are paid on Performance Rights prior to vesting. For Performance Rights that do vest, a dividend equivalent payment will be paid by the Company for the period between allocation and vesting. The dividend equivalent payment will be paid in cash unless the Board determines otherwise. Ms O'Neill does not have any voting rights in relation to Performance Rights.
Clawback provisions	The Board has the discretion to reduce or claw back EIS equity awards or entitlements received under the EIS including where an executive has acted fraudulently or dishonestly or is found to be in material breach of their obligations, they have engaged in an act which has brought a Group company into disrepute or may negatively impact any Group company's reputation in a material way, vesting is not justified or supportable, there is a material misstatement or omission in the financial statements or the Board determines that circumstances have occurred that have resulted in an unfair benefit to the executive.
Control event	The Board has the discretion to determine the treatment of Restricted Shares and Performance Rights on a change of control event. If an actual change of control occurs during the vesting period for equity awards, Restricted Shares will vest in full whilst Performance Rights may, at the discretion of the Board, vest on an at least pro-rata basis.
Cessation of employment	If Ms O'Neill resigns or her employment is terminated for cause, all Performance Rights will lapse and Restricted Shares will be forfeited (unless the Board determines otherwise). If Ms O'Neill ceases employment for any other reason and unless the Board determines otherwise: • All Performance Rights will remain on foot and will remain subject to the original terms; and • Restricted Shares will vest in full from a date determined by the Board. The Board will have discretion to accelerate the vesting of unvested equity awards, subject to termination benefits laws.
Adjustments to Performance Rights	The Board may grant additional Performance Rights or make adjustments it considers appropriate to the terms of a Performance Right if there is a corporate action by, or capital reconstruction in relation to, the Company, including any return of capital.
No retesting	There will be no retest applied to the award. Performance Rights will lapse if the required RTSR performance is not achieved at the conclusion of the five-year period.

Other information required by the ASX Listing Rules

- Ms O'Neill is the only director eligible to participate in the EIS.
- If shareholder approval is not obtained, the Board will, acting reasonably, determine the amount and form of the compensation payable to the CEO for the loss of the benefit of the equity component of her VAR award.
- The ASX Listing Rules require this Notice of Annual General Meeting to state the number and average price of securities received by Ms O'Neill under the EIS. 434,123 securities have previously been granted to Ms O'Neill under the EIS, comprising 106,488 Performance Rights and 327,635 Restricted Shares. These securities were granted to Ms O'Neill as part of her VAR for no cost.
- If Item 4 is approved, the Restricted Shares and Performance Rights will be allocated to Ms O'Neill as soon as practicable after the Annual General Meeting and in any event within 12 months of the meeting.
- Details of any securities issued under the EIS will be published in the Company's Annual Report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.

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- Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the EIS after this resolution is approved and who are not named in this Notice of Annual General Meeting will not participate until approval is obtained under ASX Listing Rule 10.14.
- No loan will be made by the Company in relation to the grant of Restricted Shares and Performance Rights to Ms O'Neill.

The Board (with Ms O'Neill abstaining) recommends that shareholders vote in favour of the grant of the Performance Rights to the CEO and Managing Director.

Item 5. Non-Executive Directors' Remuneration

ASX Listing Rule 10.17 provides that a listed entity must not increase the total aggregate amount of directors' fees payable to all of its non-executive directors without shareholder approval. Rule 64 of the Company's Constitution also provides that the aggregate remuneration paid to all the non-executive directors in any financial year of the Company may not exceed an amount fixed by the Company in general meeting.

Shareholder approval is sought to increase the maximum amount available for payment of non-executive directors' remuneration in any financial year (Fee Pool) by A$425,000 to A$4,675,000.00. The current Fee Pool of A$4,250,000.00 was approved by shareholders at the 2019 Annual General Meeting. Details of the remuneration paid to non-executive directors for the year ended 31 December 2022 is detailed in the Remuneration Report.

The Board believes that effective leadership and governance are essential to the Company's continued and future success. For this reason, the fees paid to non-executive directors need to be competitive and must enable the Company to attract, motivate and retain directors of the highest quality.

The Fee Pool is a maximum limit only. The level of individual fees paid to non-executive directors is reviewed annually for alignment with market practice and with input from independent remuneration consultants. While the Company is seeking to increase the fee pool limit, it is not currently intending to increase the individual fees currently paid to non-executive directors.

The Company is seeking shareholder approval to increase the Fee Pool for the following reasons:

- to ensure the Company maintains the ability to remunerate competitively and attract and retain high calibre non-executive directors;
- to allow for some growth in non-executive directors' remuneration in the future to reflect market competitiveness for non-executive directors with the skills and experience appropriate for the Company's business; and
- to provide flexibility with Board and Committee appointments, so that the Board can appropriately manage succession planning and potential new director appointments in light of the mix of skills, experience and diversity on the Board to ensure that the Board is operating effectively, that any changes in composition are effected as smoothly as possible and so that the Board continues to have the right balance of skills, knowledge and experience.

Since 2019, as part of the Board's ongoing succession planning strategy, the number of non-executive directors has increased from 9 to 10. If shareholders approve this resolution, the Fee Pool will be increased to A$4,675,000.00. The additional headroom that will be provided by this increase is seen as prudent to give the Board the necessary flexibility to continue operating effectively and manage succession planning. If this resolution is not approved, the aggregate fee pool will remain at A$4,250,000.00 and the Board will not have this flexibility.

No securities have been issued to any non-executive director under ASX Listing Rules 10.11 or 10.14 with shareholder approval within the last three years.

As the non-executive directors have an interest in the outcome of this Item, the Board does not believe it is appropriate to make a recommendation to shareholders as to how to vote on this item.

Item 6. Resolutions requisitioned by groups of shareholders

A group of shareholders representing approximately 0.002% of the Company's ordinary shares has proposed Items 6(a) and 6(b) under section 249N of the Corporations Act.

The group of shareholders also requested pursuant to section 249P of the Corporations Act that the statements set out in Annexure A to this Notice of Annual General Meeting be provided to shareholders.

Consistent with the Company's approach to inviting shareholder debate and feedback, it is the Board's intention to allow a reasonable opportunity at the Annual General Meeting to take questions from shareholders on both Item 6(a) and Item 6(b), even if Item 6(a) is not passed by the requisite majority (and Item 6(b) is not put to the meeting as a result).

6(a) – Amendment to the Constitution

The requisitioning shareholders' statement in relation to this resolution is set out in Annexure A of this Notice of Annual General Meeting.

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Woodside Energy Group Ltd | 12

The Board's response:

- The Board does not consider that the resolution to change the Constitution is in the best interests of the Company.
- Shareholders have a number of existing avenues to express opinions on the management of the Company.
- This constitutional amendment may disproportionately favour activist shareholders, and not necessarily Woodside's broader shareholder base.

The Board respects the rights of shareholders to requisition resolutions and to propose amendments to the Constitution. However, for the reasons outlined below, the Board does not consider the requisitioned resolution to be in the best interests of the Company and recommends that shareholders vote against the resolution in Item 6(a).

This resolution proposes to insert a new provision in the Constitution which would give shareholders the ability, by ordinary resolution, to express an opinion about the way in which the management of the business and affairs of Company has been or should be exercised.

Shareholders have a number of avenues available to them to express their opinions about the management of the Company. Notably, shareholders can attend, engage in and ask questions at general meetings of the Company, or submit comments and questions in advance of the meeting where they are unable to attend in person. Woodside also holds an investor briefing each year at which the CEO and other senior executives present on key aspects of the business and are available to respond to questions. Webcasts of the Annual General Meeting and investor briefing are made available on the Company's website, as are copies of investor briefings and presentations.

The Company also has an investor relations program to facilitate effective two-way communication with investors and a Continuous Disclosure and Market Communication Policy which outlines Woodside's commitment to ensuring that shareholders are provided with accurate, full and timely information about Woodside's activities and that all stakeholders have equal opportunities to receive externally available information issued by Woodside. The Company regularly and constructively engages with its shareholders and wider stakeholder groups (at Chair, non-executive director and management level) to discuss and understand views and expectations about the Company's operations and activities. Over many years, a significant part of this engagement has related to climate change. This process provides valuable feedback to the Company on its strategies, affairs and outlook. Such feedback has provided, and will continue to provide, the Company with the information and flexibility to adjust both its strategy and its external reporting of that strategy and operations to respond appropriately to the prevailing expectations of its shareholders and stakeholders. This demonstrated ability to adjust internal plans and communication all occur without the need for a constitutional amendment.

The Board does not believe the amendment contemplated by this resolution will improve the ability for shareholders as a whole to be heard and to express their opinions about the management of the Company. To the contrary, the Board believes the proposed constitutional amendment could adversely impact the governance of the Company, even if it only facilitates advisory resolutions. The power to manage the business of the Company is conferred upon the Board by the Constitution. It is important that the Board is able to make decisions drawing on the directors' professional expertise and business judgement about the affairs of the Company in the interests of shareholders as a whole. Shareholders have the ability to hold the Board to account for its decisions and actions by voting on the resolutions proposed at each Annual General Meeting.

The Board is concerned that a constitutional right to propose resolutions to express non-binding opinions at a general meeting is likely to disproportionately favour activist shareholders who have a practice of requisitioning special interest resolutions. This could result in the business of future Annual General Meetings being dominated by non-binding special interest resolutions which could be time-consuming and not necessarily aligned with the broader shareholder base.

For these reasons, the Board does not consider the amendment to the Constitution to be appropriate and recommends that shareholders vote against this resolution.

Directors' Recommendation

The Board recommends that shareholders vote **AGAINST** Item 6(a).

The Chair of the meeting intends to vote undirected proxies **AGAINST** Item 6(a).

6(b) – Contingent resolution - Capital Protection

Item 6(b) is an "advisory resolution" and will only be presented to the meeting for consideration if Item 6(a) is passed by special resolution. If Item 6(a) is not passed, this item will not be put to the meeting. However, as noted above, the Company intends to allow a reasonable opportunity at the Annual General Meeting for shareholders to ask questions on the subject matter of this item.

The requisitioning shareholders' statement in relation to this resolution is set out in the Annexure A of this Notice of Annual General Meeting.

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Woodside Energy Group Ltd | 13

The Board's response:

- Woodside does not accept the premise of the resolution, that the managing down of its oil and gas production assets is the only pathway consistent with the achievement of global climate goals.
- Woodside aims to thrive through the energy transition by building a low cost, lower carbon, profitable, resilient and diversified portfolio.
- The Intergovernmental Panel on Climate Change (IPCC),[1] which is the United Nations body for assessing the science related to climate change, has recently reported that there are many pathways in the literature that likely show how to limit global warming compared to pre-industrial times to 2°C with no overshoot, or to 1.5°C with limited overshoot.[2]
- Today, Woodside has a portfolio of oil and gas assets. Woodside is also developing a portfolio of new energy products and lower carbon services. Across its portfolio Woodside seeks to match the pace, scale and needs of its customers as they determine their own decarbonisation pathways.
- Woodside has published a Climate Report 2022 which contains further information on Woodside's climate-related plans, activities, progress and climate-related data for the period 1 January 2022 to 31 December 2022.

The Board does not endorse the resolution and recommends that shareholders vote against the resolution in Item 6(b) for the reasons set out below.

Demand for Woodside's products during the energy transition

Woodside does not accept the premise of the resolution that the climate goals of the Paris Agreement require the managing down of its oil and gas production assets and operations.

Woodside's Climate Policy, as adopted in early 2022 and reviewed in December 2022, is to:

- Develop and operate oil and gas projects in a manner that is consistent with Woodside's net equity Scope 1 and 2 emissions reduction targets, consistent with Paris aligned scenarios - these are scenarios limiting global warming to below 2°C and pursing efforts to limit warming to 1.5°C, and
- Invest in new energy products and lower carbon services to reduce customers' emissions, which are part of Woodside's Scope 3 emissions, including but not limited to hydrogen, ammonia and carbon, capture, utilisation and storage.

In Woodside's Climate Report 2022, the potential for the global use of oil and gas through the energy transition is considered. This includes review of literature from the IPCC, the International Energy Agency (IEA), the Nationally Determined Contributions in key markets as submitted to the United Nations, and also a case study of decarbonising power grids in Australia's National Electricity Market. This review also includes information about the IEA's Net Zero Roadmap, including that it is one point on the wide range of potential future pathways that could successfully limit global warming.

Woodside is focused on reducing net equity Scope 1 and 2 greenhouse gas emissions

In 2020, Woodside announced targets for near- and medium-term emissions reduction relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020. These targets are to reduce net equity Scope 1 and 2 greenhouse gas emissions by 15% (2025) and 30% (2030) towards an aspiration of net zero by 2050 or sooner. Details of Woodside's plan to meet these targets are included in the Climate Report 2022.[3]

Woodside's net equity Scope 1 and 2 greenhouse gas emissions totalled 4,615 kt CO_2-e in 2022 which was 11% below the starting base. For 2022 performance only, in which the merger with BHP's petroleum business was effective for seven out of 12 months, the effective starting base has been adjusted to 5.2 Mt CO_2-e.

Woodside is investing in the products and services that our customers need as they reduce their emissions

Today, Woodside has a portfolio of oil and gas assets. Woodside is developing a portfolio of new energy products and lower carbon services. These have the potential for significant future growth as customer demand increases and technology reduces the cost of supply. Across its portfolio Woodside seeks to match the pace, scale and needs of its customers as they determine their own decarbonisation pathways.

Woodside's capital allocation framework, announced in December 2021 at the Investor Update 2021, sets target investment criteria for oil, gas and new energy opportunities. Not all energy investments are the same, and these three investment types are fundamentally different in nature and have different risk/return profiles. The Company will use this capital allocation framework to create a diversified and flexible portfolio which is responsive to changes in demand and supply for Woodside's products.

The Climate Report 2022 also describes how Woodside uses market analysis and a disciplined capital allocation framework to inform investment decisions as we grow and diversify our portfolio. In addition to the risk and reward balance described in our capital allocation framework, for future investment decisions Woodside's consideration may be supplemented by a number of climate-related considerations described in the Climate Report 2022.

1. IPCC 2022. "Climate Change 2022: Mitigation of Climate Change. Contribution of Working Group III to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change" [P.R. Shukla, J. Skea, R. Slade, A. Al Khourdajie, R. van Diemen, D. McCollum, M. Pathak, S. Some, P. Vyas, R. Fradera, M. Belkacemi, A. Hasija, G. Lisboa, S. Luz, J. Malley, (eds.)]. Cambridge University Press, Cambridge, UK and New York, NY, USA. doi: 10.1017/9781009157926
2. Overshoot means the temporary exceedance of a specified level of global warming, such as 1.5°C. Overshoot implies a peak followed by a decline in global warming, achieved through anthropogenic removal of CO_2 exceeding remaining CO_2 emissions globally.
3. Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021.

Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 14

In 2021, Woodside set a US$5 billion investment target by 2030 for new energy products, such as hydrogen and ammonia, and lower carbon services, such as Carbon Capture Utilisation and Storage (CCUS).[1] At the end of 2022, Woodside had spent more than US$100 million towards its US$5 billion target. This spend includes electrolysers and liquefaction equipment for the H2OK hydrogen project proposed in Oklahoma, the Heliogen pilot project, as well as progressing an investment in String Bio, a company developing carbon to products technology. This investment target, which is not guidance, potentially includes both organic and inorganic investment.

Financial resilience testing of Woodside's portfolio of producing and sanctioned assets using scenarios

The Climate Report 2022 contains financial resilience testing of Woodside's portfolio of producing assets and sanctioned projects. The analysis is performed by substituting commodity pricing (including carbon price) that has been interpolated from the three scenarios in the IEA's 2022 World Energy Outlook (that is, the Stated Policies Scenario (STEPS), Announced Pledges Scenario (APS), and Net Zero Emissions Scenario (NZE)) into Woodside's existing portfolio economic model, which is otherwise unchanged. Amongst the insights contained in the scenario analysis are that potential annual average free cash flow is positive in all tested scenarios, including in NZE and APS scenarios that are aligned with the Paris Agreement outcomes, throughout the studied period to 2040.

Climate-related risks, opportunities and governance

The Climate Report 2022 includes information about Woodside's identification and management of short, medium and long-term climate-related risks and opportunities. It also sets out the Company's approach to governance of climate-related issues including the role of the Board and the executive team. Disclosures in the Climate Report 2022 are structured to align with the TCFD recommendations framework. The report has also been prepared with reference to selected relevant metrics from the Sustainable Accounting Standards (SASB) Oil and Gas Exploration and Production Standard.

The Board considers that the Climate Report 2022 satisfactorily addresses Woodside's approach to the risks and opportunities presented by climate change and the energy transition. The Board will continue to engage with and listen to shareholders about how they would best like to receive information and provide feedback about our climate strategy and progress in future years.

Shareholders should refer to the Climate Report 2022 for further information on Woodside's climate-related plans, activities, progress and climate-related data for the period 1 January 2022 to 31 December 2022.

Accordingly, the directors are of the view that the resolution is not necessary, given the Company's existing decarbonisation steps, public commitments and reporting practices. Having regard to these reasons, the Board considers the proposed resolution is not in the best interests of shareholders.

Directors' Recommendation

The Board recommends that shareholders vote **AGAINST** Item 6(b).

The Chair intends to vote undirected proxies **AGAINST** Item 6(b).

1. Individual investment decisions are subject to Woodside's investment targets. Not guidance. Potentially includes both organic and inorganic investment.

Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 15

Notes and Voting Information These Notes and Voting Information are important and should be read carefully by all shareholders. Voting Entitlements to vote on the resolution, in accordance with an express Pursuant to regulation 7.11.37 of the Corporations Regulations authorisation to exercise undirected proxies as the Chair 2001 (Cth) the Board has determined that, for the purpose of decides, even though the resolution is connected with the voting at the meeting, shareholders are those persons who are remuneration of a member of the Company’s KMP, or the registered holders of Company shares at 5.00pm (AWST) by a holder acting solely in a nominee, trustee, custodial or on Wednesday, 26 April 2023. Accordingly, share transfers other fiduciary capacity on behalf of a beneficiary provided registered after that time will be disregarded in determining the following conditions are met: entitlements to attend and vote at the meeting. - the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is Voting Exclusions not an associate of a person excluded from voting, on the Item 3 resolution, and The Company will disregard any votes cast on Item 3: - the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in by or on behalf of a member of the Company’s key that way. management personnel (KMP) named in the Remuneration Report for the year ended 31 December 2022, or their closely Item 5 related parties, regardless of the capacity in which the vote is The Company will disregard any votes cast on Item 5: cast, or in favour of the resolution by or on behalf of any directors of as a proxy by a person who is a member of the KMP at the the Company or any associate of a director, regardless of the date of the Annual General Meeting or their closely related capacity in which the vote is cast; or parties, cast as a proxy by a person who is a member of the KMP at unless the vote is cast as proxy for a person entitled to vote on the date of the Annual General Meeting or their closely related Item 3: parties, in accordance with a direction as to how to vote on the Voting unless the vote is cast on Item 5: Form, or as a proxy or attorney, for a person entitled to vote on the by the Chair of the meeting pursuant to an express resolution in accordance with a direction given to the proxy or authorisation to exercise the proxy even though Item 3 is attorney to vote on the resolution in that way, or connected with the remuneration of the Company’s KMP. by the Chair of the meeting as proxy for a person entitled Item 4 to vote on the resolution, in accordance with an express The Company will disregard any votes cast on Item 4: authorisation to exercise undirected proxies as the Chair decides, even though the resolution is connected with the in favour of the resolution by or on behalf of Ms O’Neill or her remuneration of a member of the Company’s KMP, or associates, regardless of the capacity in which the vote is cast, by a holder acting solely in a nominee, trustee, custodial or or other fiduciary capacity on behalf of a beneficiary provided as proxy by a person who is a member of the KMP at the date the following conditions are met: of the Annual General Meeting or their closely related parties, - the beneficiary provides written confirmation to the holder unless the vote is cast on Item 4: that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the as proxy or attorney for a person entitled to vote on the resolution, and resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way, or - the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in by the Chair of the meeting as proxy for a person entitled that way. Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 16

Asking Questions

Shareholders as a whole will have a reasonable opportunity to ask questions at the meeting and in advance of the meeting. Online participants can ask questions via the online platform at https://web.lumiagm.com/333232445 and by telephone.

We encourage shareholders to lodge questions in advance of the meeting by emailing questions to secretariat@woodside.com by 5.00pm (AWST) on Thursday, 20 April 2023. Shareholders can also ask questions in advance of the meeting to the Company's auditor, PwC about the content of the auditor's report or the conduct of the audit. The Chair of the meeting will endeavour to address the frequently asked questions during the meeting and in the Chair's address. Please note that individual responses will not be sent to shareholders.

Technical Difficulties

Technical difficulties may arise during the course of the Annual General Meeting. The Chair of the meeting has discretion as to whether and how the Annual General Meeting should proceed in the event that a technical difficulty arises. In exercising their discretion, the Chair of the meeting will have regard to the number of shareholders impacted and the extent to which participation in the business of the meeting is affected. Where they consider it appropriate, the Chair of the meeting may continue to hold the Annual General Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, shareholders are encouraged to lodge a direct vote or directed proxy by 10.00am (AWST) on Wednesday, 26 April 2023, even if they plan to attend the Annual General Meeting online.

Proxies

All shareholders who are entitled to attend and vote at the meeting have the right to appoint a proxy to attend and vote for them.

The proxy does not have to be a shareholder of the Company.

Shareholders holding two or more shares can appoint either one or two proxies. If two proxies are appointed, the appointing shareholder can specify what proportion of their votes they want each proxy to exercise. If no proportion is specified, each proxy may exercise half the member's votes.

If the Chair of the meeting is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise all available votes in favour of resolutions 2 to 5 inclusive and against resolutions 6(a) and 6(b).

In accordance with the Corporations Act, any directed proxies that are not voted on a poll at the meeting will automatically default to the Chair of the meeting, who is required to vote proxies as directed.

Proxy Voting on Item 3 (Remuneration Report), Item 4 (Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director) and Item 5 (Non-Executive Directors' Remuneration)

The KMP of the Company (which includes each of the directors and executives named in the Company's 2022 Remuneration Report) and their closely related parties will not be able to vote as your proxy on Items 3, 4 and 5 unless you tell them how to vote, or the Chair of the meeting is your proxy. If you intend to appoint a member of the KMP or one of their closely related parties as your proxy, please ensure that you direct them how to vote on Items 3, 4 and 5 otherwise they will not be able to cast a vote as your proxy on that item.

If you appoint the Chair of the meeting as your proxy, you can direct them how to vote by marking one of the boxes for Items 3, 4 and 5 (i.e. to vote "for", "against" or "abstain"). If you appoint the Chair of the meeting as your proxy or the Chair of the meeting is appointed as your proxy by default, but you do not mark a voting box for Items 3, 4 and 5, you will be taken to have expressly authorised the Chair of the meeting to exercise the proxy in respect of those items as the Chair decides, even though the items are connected with the remuneration of the KMP.

Direct Voting

A direct vote will enable shareholders to vote on resolutions considered at the meeting by lodging their votes with the Company prior to the meeting. Direct voting will enable shareholders to exercise their voting rights without needing to attend the meeting or appoint a proxy.

Please note that a shareholder who has cast a direct vote may attend the meeting, but their attendance will cancel the direct vote unless they indicate otherwise at the meeting.

Lodgement of Direct and Proxy Votes

The Company encourages you to register your direct voting or proxy instructions online at the Share Registry website www.investorvote.com.au. Lodging your vote online is a simple, secure and efficient method of providing your instruction.

To log in to Investor Vote:

1. Go online to www.investorvote.com.au
2. Enter the Control Number – 182208
3. Enter your Security Reference Number (SRN) or Holder Identification Number (HIN)
4. Enter your post code, and
5. Submit your proxy or direct vote.

Alternatively, you may contact Computershare on 1300 558 507 (within Australia) or +61 3 9415 4632 (outside Australia) to obtain a hard copy Voting Form which will be mailed to you.

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Woodside Energy Group Ltd | 17

Please complete the hard copy Voting Form in accordance with Bodies Corporate the instructions on the back of the Voting Form and return it to A body corporate may appoint an individual as its representative Computershare Investor Services Pty Ltd: to attend and vote at the meeting and exercise any other by post to GPO Box 242, Melbourne, Victoria, 3001, Australia; powers the body corporate can exercise at the meeting. The or appointment may be a standing one. The representative should by facsimile to 1800 783 447 (within Australia) or bring to the meeting evidence of his or her appointment, +61 3 9473 2555 (outside Australia). including any authority under which the appointment is signed, unless it has previously been given to the Company. To be valid, your electronic voting instructions or Voting Form must be received by 10.00am (AWST) on Wednesday, 26 April 2023. Custodians and Nominees Note that references to submitting a Voting Form in this Notice For Intermediary Online subscribers only (custodians and of Annual General Meeting include appointing a proxy or voting nominees) please visit www.intermediaryonline.com to submit directly using any of the above methods. your voting intentions. Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 18

Annexure A Statements pursuant to section 249P of the Corporations Act The shareholders who requisitioned the resolutions in Items 6(a) and 6(b) have requested, pursuant to section 249P of the Corporations Act, that the following statements accompany the resolutions. Woodside is legally required to circulate the statements to shareholders. However, the Board and Company are not responsible for the contents of the statements or for any inaccurate or misleading statements contained in them. Statement by the requisitioners in support of Item 6(a) Supporting Statement 1 Shareholder resolutions are a healthy part of corporate democracy in many jurisdictions. For example, in the UK shareholders can consider resolutions seeking to explicitly direct the conduct of the board. In the US, New Zealand and Canada shareholders can consider resolutions seeking to advise their board as to how it should act. As a matter of practice, typically, unless the board permits it, Australian shareholders do not enjoy the same rights as their UK, US, New Zealand or Canadian counterparts in this respect. A board of directors is a steward for shareholders and accountability for the discharge of that stewardship is essential to long-term corporate prosperity. In some situations an appropriate course of action for shareholders is to formally and publicly alert the board that shareholders seek more information or favour a particular approach to corporate policy. The constitution of Woodside is not conducive to the right of shareholders to place advisory resolutions on the agenda of a shareholder meeting. This is contrary to the long-term interests of Woodside, its board and shareholders. Passage of this resolution – to amend the Woodside constitution – will simply put Woodside in a similar position in regard to shareholder resolutions as listed companies in the UK, US, Canada or New Zealand. We encourage shareholders to vote in favour of this resolution. Statement by the requisitioners in support of Item 6(b) Supporting Statement 2 This resolution seeks to give shareholders confidence that Woodside’s oil and gas assets are managed in a way that protects shareholder value, while ensuring employee transition and asset decommissioning obligations are adequately planned and resourced. Failure to adopt these requests would see Woodside continuing to exacerbate climate-related financial risks by undermining its own climate claims and defying investors’ clear expectations. Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 19

Investor calls for Woodside to align its business with global climate goals include:

- 2020: 50% of shareholders voting for scope 1, 2, and 3 emission targets and exploration and capital expenditure plans aligned with the climate goals of the Paris Agreement;
- Since 2021: the Climate Action 100+ investor initiative demanding Woodside "align future capital expenditures with the Paris Agreement's objective of limiting global warming to 1.5° Celsius", which remains unmet;[4]
- 2021: 19% of shareholders voting for the company to disclose plans to manage down oil and gas assets in line with the Paris climate goals, and 15% for a similar resolution in 2022; and
- 2022: 49% of shareholders voting against Woodside's climate plan in 2022.

Rather than respond to these calls, Woodside has moved in the opposite direction, drastically increasing exposure to climate-related transition risks by committing billions to new projects incompatible with the Paris Agreement and a net zero by 2050 pathway, and completing a merger that has approximately doubled its oil and gas production and expanded potential oil and gas growth capital expenditure to 55% of the company's market capitalisation.[5]

Increasing transition risk

In its landmark May 2021 Net Zero Emissions by 2050 Scenario (NZE), the International Energy Agency (IEA) found that to have a 50% chance of limiting global warming to 1.5°C: "The rapid drop in oil and natural gas demand in the NZE means… no new oil and natural gas fields are required beyond those that have already been approved for development."[6]

This position is consistent with a "large consensus" of Paris-aligned climate scenarios, which have found "developing any new oil and gas fields is incompatible with limiting warming to 1.5°C".[7]

The IEA's 2022 World Energy Outlook (WEO) reiterated this conclusion: "No one should imagine that Russia's invasion can justify a wave of new oil and gas infrastructure in a world that wants to reach net zero emissions by 2050".[8] In fact, the latest NZE projects even sharper declines in gas demand than the previous version, falling 23% globally by 2030.[9]

Demonstrating the immense financial risk posed by a net zero transition, Woodside's own 2022 analysis showed average annual free cash flow from (pre-merger) producing and sanctioned assets would be decimated under NZE, barely covering Woodside's 2017-2021 average annual dividend payout for the majority of the next two decades.[10] Woodside's $7

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[4] https://www.climateaction100.org/company/woodside-energy/

[5] https://www.woodside.com.au/docs/default-source/asx-announcements/2021-asx/woodside-merger-teleconference-and-investor-presentation.pdf; https://www.marketforces.org.au/wp-content/uploads/2022/03/2022-03-STO-WPL-investor-briefing.pdf

[6] https://www.iea.org/reports/net-zero-by-2050

[7] https://www.iisd.org/system/files/2022-10/navigating-energy-transitions-mapping-road-to-1.5.pdf

[8] https://www.iea.org/reports/world-energy-outlook-2022

[9] https://www.iea.org/reports/world-energy-outlook-2022

[10] https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2021-climate-report/climate-report-2021.pdf?sfvrsn=7ae837b1_5

Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 20

billion[11] debt load will impose additional financing cash outflows, further eroding any potential shareholder returns.

This financial risk is becoming increasingly likely to materialise, with markets rapidly moving to align policy with climate goals. Japan[12] and Korea,[13] key markets for Woodside, have both announced plans to reduce gas in their energy mixes by 2030. IEEFA found in late 2021 that over 60% of proposed LNG import and gas power infrastructure in emerging Asia is unlikely to be built, a situation only exacerbated by high gas prices since.[14]

Yet Woodside plans to increase production by more than 4% a year from 2023 to 2027.[15]

Betting capital against climate goals

Despite the IEA's clear warnings since May 2021, in December of that year, Woodside announced a final investment decision on the $12.0 billion Scarborough-Pluto 2 project.[16] Woodside will need to contribute $8.9 billion to Scarborough-Pluto, which multiple independent analyses have found is incompatible with Paris and a net zero by 2050 scenario.[17] Climate Analytics concludes the Scarborough-Pluto project:

- "Represents a bet against the world implementing the Paris Agreement", and
- "Is not 1.5°C consistent and consequently is a major stranded asset risk".[18]

Scarborough-Pluto is not the only multi-billion dollar bet Woodside is making against climate action. Woodside is also pursuing the Browse gas project, which if approved would produce up to 1.6 billion tonnes of CO_2-e over its lifetime (equivalent to more than three times Australia's annual emissions[19]) and potentially operate until the mid-2060s.[20] This flies in the face of IEA modelling showing a net zero by 2050 pathway would see gas supply falling by 72% by 2050.[21]

Despite already being laden with climate risks from its existing portfolio, Woodside's decision to take on BHP's entire petroleum portfolio has roughly doubled the company's oil and gas

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[11] All dollar values in USD
[12] https://www.enecho.meti.go.jp/en/category/others/basic_plan/pdf/6th_outline.pdf
[13] https://www.spglobal.com/platts/en/market-insights/latest-news/energy-transition/101921-south-korea-finalizes-2050-carbon-neutrality-roadmaps
[14] http://ieefa.org/wp-content/uploads/2021/12/Examining-Cracks-in-Emerging-Asias-LNG-to-Power-Value-Chain_December-2021.pdf
https://ieefa.org/resources/unaffordable-fuel-prices-stall-asias-lng-expansion
[15] https://www.woodside.com/docs/default-source/asx-announcements/2022/investor-briefing-day-2022.pdf?sfvrsn=bb5fa28d_9
[16] https://www.woodside.com/docs/default-source/asx-announcements/2021-asx/036-scarborough-project-update-and-line-item-guidance.pdf?sfvrsn=c754cdd7_4
[17] https://climateanalytics.org/media/climateanalytics_scarboroughpluto_dec2021.pdf; https://carbontracker.org/reports/fault-lines-stranded-asset/
[18] https://climateanalytics.org/media/climateanalytics_scarboroughpluto_dec2021.pdf
[19] https://www.dcceew.gov.au/sites/default/files/documents/australias-emissions-projections-2022.pdf
[20] https://www.woodside.com/docs/default-source/current-consultation-activities/australian-activties/propsed-browse-to-north-west-shelf-project---draft-eis-erd.pdf
[21] https://www.iea.org/reports/world-energy-outlook-2022

Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 21

production.[22] BHP's portfolio included developments with capex costs of up to $17.5 billion this decade, including the greenfield deepwater Trion and Calypso projects.[23]

Independent sensitivity analysis by KPMG has revealed even just a 10% drop from its base case long-term oil price assumptions would decrease the net present value of:

- Scarborough by 80% to just $383 million;
- Sangomar by 24%;
- Trion by 63%; and
- Browse by 141% (becoming a $158 million liability).[24]

These potential impairments pale in comparison to those that would be recorded under NZE, which models an oil price 50% below KPMG's base case by 2030.[25]

Woodside's decisions to sanction Scarborough and continue pursuing Trion, Browse and other expansion projects, the value of which rely on the world failing to move towards Paris alignment, represents an abject failure of corporate governance and risk management that investors must act to address.

Shareholder support for this resolution is required to ensure returns from Paris-aligned production are maximised, while preventing capital being wasted on projects that are incompatible with climate goals Woodside claims to support.

---

[22] https://www.woodside.com.au/docs/default-source/asx-announcements/2021-asx/woodside-merger-teleconference-and-investor-presentation.pdf
[23] Ibid
[24] https://www.woodside.com.au/docs/default-source/asx-announcements/2022/independent-expert-report.pdf?sfvrsn=b6dd9bf4_3
[25] https://www.iea.org/reports/world-energy-outlook-2022

Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 22

Annexure B Statements pursuant to section 249P of the Corporations Act Pursuant to section 249P of the Corporations Act, a group of shareholders holding approximately 0.002% of the Company’s ordinary shares on issue requested that the following statement about Item 3 be given to all members. Woodside is legally required to circulate the statements to shareholders. However, the Board and Company are not responsible for the contents of the statements or for any inaccurate or misleading statements contained in them. Board Response: Woodside does not agree with the claims made in the members’ statements and encourages shareholders to vote in line with the Board’s recommendations. Woodside’s executive remuneration structure is designed to support the Company’s strategy and ensure that Woodside can attract and retain executive capability in a globally competitive market. It is designed to reward those who perform and aligns to the Company’s values whilst incentivising the creation of enduring value to shareholders and other stakeholders. The Company’s engagement with shareholders following the 2020, 2021 and 2022 Annual General Meetings clearly indicates low support for the narrow interpretation of the Paris Agreement goals as outlined in the members’ statement. The Intergovernmental Panel on Climate Change 2022 report on Mitigation of Climate Change1 found that there are many pathways in the literature that likely limit global warming to 2°C with no overshoot, or to 1.5°C with limited overshoot. As a result, the demand for oil and gas in climate-related scenarios that could limit global warming to 1.5°C or 2°C has a wide range of outcomes. Woodside plans its business activities to be resilient to a range of potential global decarbonisation outcomes, rather than risking shareholder value on a single scenario. Given the strong demand for our products, growing concerns about energy security and the imperative to maximise the value from our portfolio of assets, the Board considers it appropriate to incentivise production performance in the corporate scorecard. Emissions performance is considered in the corporate scorecard and given an appropriate weighting. Failure to meet safety and emissions targets were the primary drivers for the “material sustainability issues” segment of the scorecard achieving a score of 3 out of 10 in 2022. The “delivery against business priorities” segment of the corporate scorecard also includes the maturing of key new energy opportunities in line with our strategy to thrive through the energy transition. This segment of the scorecard achieved a score of 6 out of 10 in 2022. 1. IPCC 2022. “Climate Change 2022: Mitigation of Climate Change. Contribution of Working Group III to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change” [P.R. Shukla, J. Skea, R. Slade, A. Al Khourdajie, R. van Diemen, D. McCollum, M. Pathak, S. Some, P. Vyas, R. Fradera, M. Belkacemi, A. Hasija, G. Lisboa, S. Luz, J. Malley, (eds.)]. Cambridge University Press, Cambridge, UK and New York, NY, USA. doi: 10.1017/9781009157926. Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 23

Statement about resolution to adopt Remuneration Report Shareholders are urged to vote against Woodside’s adoption of the remuneration report because the remuneration structure is inconsistent with the company’s stated support for the climate goals of the Paris Agreement.1 Despite clear evidence that meeting the Paris climate goals requires rapid declines in oil and gas use and no new oil and gas fields to be developed, Woodside’s remuneration structure incentivises key management personnel to increase oil and gas production and progress oil and gas growth projects.2 This practice is inconsistent with many peers, particularly those in Europe. Inconsistent with investor expectations Woodside states its remuneration is aligned with the company’s values and strategic direction. However, when it comes to climate change, the company’s strategic direction is not supported by a significant number of shareholders. This is evidenced by recent votes against the board’s recommendations: 2020: 50% of shareholders voted for scope 1, 2, and 3 emission targets and exploration and capital expenditure plans aligned with the climate goals of the Paris Agreement; 1
https://www.woodside.com/docs/default-source/about-us-documents/corporate-governance/woodside-policies-and-code-of-conduct/climate-change-policy.pdf 2
Remuneration references from Woodside Annual Report 2022 unless otherwise stated. Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 24

2021: 19% of shareholders voted for the company to disclose plans to manage down oil and gas production in line with the Paris climate goals, and 15% for a similar resolution in 2022; and 2022: 49% of shareholders voted against Woodside’s climate plan. Rather than respond to these votes, Woodside pursued increased oil and gas production and new projects that are incompatible with the Paris climate goals and a net zero by 2050 scenario. Inconsistent with climate pathways In its landmark 2021 Net Zero Emissions by 2050 Scenario (NZE), the International Energy Agency (IEA) found that to have a 50% chance of limiting global warming to 1.5°C: “The rapid drop in oil and natural gas demand in the NZE means… no new oil and natural gas fields are required beyond those that have already been approved for development”.3 This position is consistent with a “large consensus” of Paris-aligned climate scenarios, which have found “developing any new oil and gas fields is incompatible with limiting warming to 1.5°C”.4 The IEA’s 2022 World Energy Outlook (WEO) reiterated this conclusion: “No one should imagine that Russia’s invasion can justify a wave of new oil and gas infrastructure in a world that wants to reach net zero emissions by 2050”.5 In fact, the latest NZE projects even sharper declines in gas demand than the previous version, falling 23% globally between 2021 and 2030 while oil demand falls by 22% over the same period.6 Over 20% of Woodside’s 2022 “Corporate Scorecard” used to determine variable remuneration is based on increasing oil and gas production. A further 20% is based on delivery of strategic business priorities, which are heavily focused on progressing new oil and gas projects. Woodside’s emphasis on fossil fuel growth is a consistent feature of its bonus scheme, with the weight of production targets largely unchanged over the last decade. Inconsistent with peers Woodside’s remuneration approach is inconsistent with oil and gas industry peers. For example, neither Shell nor TotalEnergies use any direct quantitative fossil fuel production targets in their remuneration schemes, having removed such incentives worth up to 25% and 8% respectively of their CEO’s annual bonuses in 2021. BP attaches a very low weight to LNG production targets.7 This means the total proportion of BP, Shell and TotalEnergies’ remuneration driven by fossil fuel production is minuscule compared to Woodside’s. In order to meet investors’ growing expectations to closely align corporate strategy with global climate goals and accepted pathways, Woodside must stop providing remuneration incentives relating to new oil and gas project development and increased production. Investors are therefore urged to vote against the remuneration report. 3 https:// www.iea.org/reports/net-zero-by-2050 4
www.iisd.org/system/files/2022-10/navigating-energy-transitions-mapping-road-to-1.5.pdf. 5
https://www.iea.org/reports/world-energy-outlook-2022 6 Ibid 7
https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/investors/bp-annual-report-and-form-20f-2021.pdf;
https://reports.shell.com/annual-report/2021/; https://totalenergies.com/system/files/documents/2022-03/DEU21VA.pdf Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 25

Other statements received Woodside is committed to maintaining high standards of corporate governance in its communications with shareholders and proceedings at its Annual General Meeting. Woodside acknowledges receipt of additional members’ statements in relation to Items 2(a) – (c) from the Australasian Centre for Corporate Responsibility (ACCR). These statements did not meet the requirements for a valid members’ statement prescribed by the Corporations Act and, therefore, have not been included in this Notice of Annual General Meeting. This is an issue which has been raised with ACCR in the context of requisitions for previous Annual General Meetings. If shareholders are interested in the members’ statements provided by ACCR, Woodside refers shareholders to ACCR’s website at
https://www.accr.org.au/news/members%E2%80%99-statements-relating-to-the-re-election-of-directors-to-the-woodside-energy-board/.
Please note, Woodside is providing shareholders with the means to access the members’ statements for ease of reference but the Board and Woodside do not endorse the contents of those statements, nor are the Board or Woodside responsible for the contents of the statement or for any inaccurate or misleading statements contained in them. Notice of Annual General Meeting 2023 Woodside Energy Group Ltd | 26

Head Office Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address GPO Box D188 Perth WA 6840 Australia T +61 8 9348 4000 E companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com

Woodside Energy

Lodge your vote:

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www.investorvote.com.au

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By Mail:
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By Fax:
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For all enquiries call:

(within Australia) 1300 558 507
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VOTING FORM

XX

VOTE AND VIEW THE ANNUAL REPORT ONLINE

Go to www.investorvote.com.au or scan the QR Code with your mobile device.
Follow the instructions on the secure website to vote.

YOUR ACCESS INFORMATION THAT YOU WILL NEED TO VOTE:

Control Number: 182208

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 10:00am (AWST) on Wednesday, 26 April 2023

How to Vote on Items of Business

Vote Directly - Mark Section A

Voting 100% of your holding: Mark either the For, Against or Abstain box opposite each item of business. Your direct vote will be invalid on an item if you do not mark any box or you mark more than one box for that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appoint a Proxy - Mark Section B

If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Section B. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chair of the Meeting, please write the name of that person in Section B. If you leave the box in Section B of Step 1 blank or your named proxy does not attend the Meeting or does not vote on a poll in accordance with your directions, the Chair of the Meeting will be your proxy. The Chair of the Meeting will vote any available undirected proxies in accordance with the Board recommendations set out on the next page.

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of shares for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of Woodside Energy Group Ltd.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting in Person

You may bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the Meeting in person you will need to provide the appropriate "Appointment of Corporate Representative" prior to admission. A form may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Proxy voting by KMP in relation to Items 3, 4 and 5

The key management personnel (KMP) of the Company and their closely related parties will not be able to vote as your proxy on items 3, 4 and 5 unless you tell them how to vote, or the Chair of the Meeting is your proxy. If you appoint the Chair of the Meeting as your proxy or the Chair of the Meeting is appointed as your proxy by default, but you do not mark a voting box for items 3, 4 and 5, you will be taken to have expressly authorised the Chair of the Meeting to exercise the proxy in respect of those items as the Chair decides, even though the items are connected with the remuneration of the KMP.

GO ONLINE TO VOTE,
or turn over to complete the form →

297114_02_V4

Woodside Energy Group Ltd ABN 55 004 898 962

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Please mark ☒ to indicate your directions

VOTING FORM

XX

STEP 1 INDICATE HOW YOUR VOTE WILL BE CAST *Select one option only*

At the Annual General Meeting of Woodside Energy Group Ltd to be held at the Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia or online at https://web.lumiagm.com/333232445 on Friday, 28 April 2023 at 10:00am (AWST) and at any adjournment or postponement of that meeting ("Meeting"), I/We being member/s of Woodside Energy Group Ltd direct the following:

A. Vote Directly

☐ Record my/our votes in accordance with the directions in Step 2 below.

PLEASE NOTE: You must mark FOR, AGAINST, or ABSTAIN on the item for a valid direct vote to be recorded.

OR

B. Appoint a Proxy To Vote on Your Behalf

I/We appoint

☐ **the Chair of the Meeting** **OR** ______________________

PLEASE NOTE: Leave this box blank if you have selected the Chair of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit, to the extent permitted by law).

Chair authorised to exercise undirected proxies on remuneration related resolutions (items 3, 4 and 5): Where I/we have appointed the Chair of the Meeting as my/our proxy (or the Chair becomes my/our proxy by default), and I/we have not directed the proxy how to vote on items 3, 4 and 5 in Step 2 below, by completing and submitting this form I/we expressly authorise the Chair of the Meeting to exercise my/our proxy on items 3, 4 and 5 even though items 3, 4 and 5 are connected with the remuneration of key management personnel of the Company.

The Chair of the Meeting intends to vote undirected proxies **in favour** of items 2(a) to 5 inclusive.
The Chair of the Meeting intends to vote undirected proxies **against** items 6(a) and 6(b) inclusive.
In exceptional circumstances, the Chair of the Meeting may change their voting intention on any resolution, in which case stock exchange announcements will be made.

PLEASE NOTE: If you do not select an option under Step 1 of this Voting Form (direct voting or proxy appointment), or you select both options, you will be taken to have appointed the Chair of the Meeting as a proxy to vote on your behalf.

STEP 2 ITEMS OF BUSINESS

Board endorsed resolutions. **The Board recommends shareholders vote FOR items 2(a) to 5 inclusive.**		**Board Recommendation**	**FOR**	**AGAINST**	**ABSTAIN**
Item 2(a)	**Mr Ian Macfarlane is re-elected as a director**	**FOR**	☐	☐	☐
Item 2(b)	**Mr Larry Archibald is re-elected as a director**	**FOR**	☐	☐	☐
Item 2(c)	**Ms Swee Chen Goh is re-elected as a director**	**FOR**	☐	☐	☐
Item 2(d)	**Mr Arnaud Breuillac is elected as a director**	**FOR**	☐	☐	☐
Item 2(e)	**Ms Angela Minas is elected as a director**	**FOR**	☐	☐	☐
Item 3	**Remuneration Report (non-binding advisory vote)**	**FOR**	☐	☐	☐
Item 4	**Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director**	**FOR**	☐	☐	☐
Item 5	**Non-Executive Directors' Remuneration**	**FOR**	☐	☐	☐

Non-Board endorsed resolutions. **The Board recommends shareholders vote AGAINST items 6(a) and 6(b) inclusive.**		**Board Recommendation**	**FOR**	**AGAINST**	**ABSTAIN**
Item 6(a)	**Amendment to the Constitution**	**AGAINST**	☐	☐	☐
Item 6(b)	**Contingent resolution - Capital Protection**	**AGAINST**	☐	☐	☐

PLEASE NOTE: If you have appointed a proxy and mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

SIGN SIGNATURE OF SECURITYHOLDER(S) *This section must be completed*

Individual or Securityholder 1	**Securityholder 2**	**Securityholder 3**
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

Contact Name ______________________ **Contact Daytime Telephone** ______________________ **Date** ___ / ___ / ___

297114_02_V4

WDS 297114A

Computershare

Control Number: 182208 Dear Shareholder The Annual General Meeting (AGM) of Woodside Energy Group Ltd will be held at 10.00am (AWST) on Friday, 28 April 2023. Shareholders are invited to attend the AGM at the Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia or online at https://web.lumiagm.com/333232445. The Notice of Meeting can be viewed and downloaded at www.woodside.com.au/mediacentre/ announcements. The Notice of Meeting includes information on participating in the AGM and the business to be considered at the AGM, including the financial statements and reports; re-election and election of directors; and resolutions requisitioned by shareholders. You can request a hard copy of the Notice of Meeting or Voting Form by contacting Computershare on 1300 558 507 (within Australia) or +61 3 9415 4632 (outside Australia). Shareholders should monitor the Woodside website and ASX announcements where updates will be provided if it becomes necessary or appropriate to make alternative arrangements for the holding or conduct of the AGM. If you are unable to attend the AGM, you may vote directly or appoint a proxy to attend and vote on your behalf via www.investorvote.com.au or by following the instructions on the Voting Form. Direct votes and proxy appointments must be received by 10.00am (AWST) on Wednesday, 26 April 2023. Even if you plan to attend the AGM in person, we encourage you to submit a direct vote or directed proxy vote so that your vote will be counted if for any reason you cannot attend. Your directors and the management of Woodside look forward to providing an update on Woodside’s activities at the AGM. Warren Baillie Company Secretary